FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 06 June, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 June 2022

INTENTION TO CONDUCT AUDIT TENDER

NatWest Group plc's current external auditor is Ernst & Young LLP, appointed with effect from 1 January 2016. The appointment followed a competitive tender in 2014 and shareholder approval at the AGM in 2016, and subsequent annual reappointment, most recently at the 2022 AGM.

NatWest Group plc is now announcing that it is planning to hold a tender process for the role of external auditor in line with the requirements of the UK Corporate Governance Code. The audit tender process will be overseen by the Group Audit Committee and is expected to conclude later this year, with a resolution proposing the appointment of the selected firm being put to shareholders at the appropriate Annual General Meeting.

Jan Cargill
Chief Governance Officer and Company Secretary
+44 (0) 370 702 0135

 Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Date: 06 June 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary